Exhibit 99
Unaudited Pro Forma Combined Statement of Income

On March 31, 2006, ConocoPhillips completed the acquisition of Burlington Resources Inc. (BR).  The following unaudited pro forma financial statement combines the unaudited, historical consolidated statement of income of Burlington Resources for the three months ended March 31, 2006, with the audited, historical consolidated statement of income of ConocoPhillips for the year ended December 31, 2006, giving effect to the acquisition using the purchase method of accounting.  The unaudited pro forma combined statement of income assumes the acquisition was effected on January 1, 2006.  The accounting policies of ConocoPhillips and BR were comparable.

The unaudited pro forma combined statement of income is for illustrative purposes only.  The financial results may have been different had the companies always been combined.  Further, the unaudited pro forma combined statement of income does not reflect anticipated synergies resulting from the acquisition.  You should not rely on the pro forma combined statement of income as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that ConocoPhillips will experience.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
	Millions of Dollars
Year Ended December 31, 2006	ConocoPhillips	BR	*	Pro Forma Adjustments		ConocoPhillips and BR Pro Forma Combined

Revenues and Other Income
Sales and other operating revenues	$183,650	2,124		(219	)(a)	185,555
Equity in earnings of affiliates	4,188	1		—		4,189
Other income	685	50		—		735
Total Revenues and Other Income	188,523	2,175		(219)		190,479

Costs and Expenses
Purchased crude oil, natural gas and products	118,899	—		(219	)(a)	118,680
Production and operating expenses	10,413	336		—		10,749
Selling, general and administrative expenses	2,476	79		—		2,555
Exploration expenses	834	67		—		901
Depreciation, depletion and amortization	7,284	390		335	(b)	8,009
Property impairments	683	—		—		683
Taxes other than income taxes	18,187	112		—		18,299
Accretion on discounted liabilities	281	9		—		290
Interest and debt expense	1,087	72		173	(c)	1,332
Foreign currency transaction losses (gains)	(30)	(2)		—		(32)
Minority interests	76	—		—		76
Total Costs and Expenses	160,190	1,063		289		161,542
Income from continuing operations before income taxes	28,333	1,112		(508)		28,937
Provision for income taxes	12,783	368		(159	)(d)	12,992
Income From Continuing Operations	15,550	744		(349)		15,945

Income From Continuing Operations Per Share of Common Stock (dollars)
Basic	9.80					9.65
Diluted	9.66					9.51
Average Common Shares Outstanding (in thousands)
Basic	1,585,982					1,652,656	(e)
Diluted	1,609,530					1,676,904	(e)

*Three months ended March 31, 2006.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

(a)                                  Reflects the elimination of sales from BR to ConocoPhillips.

(b)                                 Reflects increased depreciation, depletion and amortization related to the “step-up” of properties, plants and equipment to their estimated fair value.  Producing properties, grouped at a BR divisional level in the United States and by country internationally, were assigned first-year unit-of-production depreciation rates ranging from approximately 5 percent to 25 percent, while pooled leaseholds and corporate assets were assigned straight-line depreciation rates ranging from five to 25 years.

(c)                                  Reflects: 1) the increase in long-term debt to fund the cash portion of the purchase price at ConocoPhillips’ current borrowing interest rate of 5.56 percent, and 2) the restatement of BR’s debt to fair value as of March 31, 2006, and the corresponding reduction in interest expense as the resulting $442 million premium is amortized over a weighted-average effective yield period of 12 years.  A one-eighth percent increase in the average borrowing rate would increase before-tax pro-forma-basis interest expense by $4 million.

(d)                                 The pro forma adjustment to income tax reflects the statutory federal and state income tax impacts of the pro forma adjustments to BR’s pretax income, and also includes the estimated effect of the acquisition on ConocoPhillips’ interest expense allocated to foreign sources.

(e)                                  Reflects the exchange of outstanding BR stock, the issuance of 270.4 million shares of ConocoPhillips common stock (including 32.1 million treasury shares) issued to BR stockholders as consideration in the merger, and, for diluted average common shares outstanding, the effect of ConocoPhillips stock options issued in the exchange to BR stock option holders, as well as non-vested restricted stock.